Exhibit 99.20

Deed of Irrevocable Undertaking

From: **JERA POWER RN B.V.**
De Entrée 250
1101 EE Amsterdam
Netherlands

(“**we**”, “**us**”, “**our**”)

To: The Directors of Dyuti Private Holdings Inc. (“**WOS**”)
One Queen Street East
Suite 2500
Toronto, ON M5C 2W5
Canada

MR. SUMANT SINHA (the “**Founder**”)
1017 B, Aralias
DLF Golf Course Road
Gurgaon -122009
India

11 August 2026

Dear Sir / Madam,

Proposed acquisition by WOS and the Founder (together, the “Consortium”) of, subject to the Rollover, the entire issued and to be issued share capital of ReNew Energy Global Plc (the “Target”) not held by the Consortium

1. Proposed Transaction

1.1 In this undertaking all references to:

(a) the “**Acquisition**” shall mean the proposed acquisition by WOS of, subject to the Rollover (as defined below), the entire issued and to be issued share capital of the Target which is not held by the Consortium or any Rolling Shareholder (as defined below) (the “**Target Shares**”):

(i) to be effected by way of a court-sanctioned scheme of arrangement (the “**Scheme**”) under Part 26 of the Companies Act 2006 (the “**CA 2006**”) but which may ultimately be effected by way of a takeover offer under Part 28 of the CA 2006 (an “**Offer**”) within the meaning of section 974 of the CA 2006 on the same terms, so far as relevant, as those which would apply to the Scheme, pursuant to which each non-Consortium shareholder of the Target will be entitled to either: (A) receive cash consideration for each share of the Target it holds in exchange for transferring its shares to WOS; or (B) elect to retain its shares in the Target (the “**Rollover**”, and any such shareholder electing to participate in the Rollover being a “**Rolling Shareholder**”); and

(ii) on the terms and conditions set out in the transaction agreement to be entered into between the Consortium and the Target set out in Annex

1 (the “**Transaction Agreement**”) and the final draft announcement set out in Annex 2 (the “**Announcement**”); and

(b) the “**Reorganisation**” shall mean the proposed reorganisation to be undertaken following completion of the Acquisition, pursuant to which all shareholders in the Target (following implementation of the Scheme) will become, to the extent they are not already, shareholders of a subsidiary of the Target, ReNew Private Limited (“**ReNew Private**”):

(i) comprising the steps contained in the legal reorganisation and legal steps plans substantially in the form set out in Annex 3 in all material respects (the “**Legal Reorganisation and Legal Steps Plans**”);

(ii) to be effected by way of a reorganisation deed governing the implementation of the Reorganisation and the steps contemplated in the Legal Reorganisation and Legal Steps Plans to be entered into in connection with the Acquisition between, amongst others, WOS, the Founder, the Target and each Rolling Shareholder substantially in the form set out in Annex 4 in all material respects (the “**Reorganisation Deed**”); and

(iii) pursuant to which the parties will enter into a shareholders’ agreement in relation to the Target and ReNew Private, governing the rights and obligations of the parties as shareholders of the Target and, subsequently, ReNew Private following the implementation of, in each case, the Acquisition and Reorganisation, substantially in the form set out in Annex 5 in all material respects (the “**SHA**”),

(together, the “**Transaction**”).

1.2 Certain terms used in this undertaking are defined in Clause 15 below.

2. Conditional Undertaking

2.1 The terms of this undertaking are expressly conditional on:

(a) the Transaction Agreement being executed by all parties thereto substantially in the form set out in Annex 1 and a copy provided to us; and

(b) the publication of the Announcement substantially in the form set out in Annex 2,

in each case on or before 8:00 am (London time) on 12 August 2026 (or such later time and date as agreed by us in writing), failing which it shall lapse in accordance with Clause 11.

3. Ownership

3.1 We warrant to each member of the Consortium that:

(a) Schedule 1 to this undertaking contains complete and accurate details of all of the Relevant Securities in which we are interested (“**Relevant Securities**” having the meaning set out in Clause 15.1(c) and “**interest**” having the meaning set out in Clause 15.1(d));

(b) we do not have an interest in any other shares or securities of the Target other than those set out in Schedule 1 and as described in Clause 15.1(d);

(c) we are the registered holder and beneficial owner of or are otherwise able to control the exercise of all rights attaching to, including voting rights, the Relevant Securities; and

(d) we have full power and authority to enter into and perform our obligations under this undertaking in accordance with its terms.

4. Voting in favour of the Scheme

4.1 Unless and until this undertaking lapses in accordance with Clause 11 and subject to Clause 2.1 and Clause 4.3:

(a) for as long as the Consortium elects to implement the Acquisition by way of the Scheme, we irrevocably undertake to each member of the Consortium to exercise or, where applicable, procure the exercise of, all voting rights attaching to the Relevant Securities at:

(i) any meeting of the Target's shareholders convened by order of the Court (including any adjournment thereof) in connection with the Scheme (the "**Court Meeting**"); and

(ii) any general meeting of the Target (including any adjournment thereof) directly in connection with the Scheme (the "**GM**"),

in favour of the Scheme and the Acquisition, including any resolutions required to give effect to the Scheme and the Acquisition and the Scheme Reorganisation Resolutions (as defined in Clause 8.1(a)) (the "**Resolutions**") as set out in the notices of meeting in the circular to be sent to shareholders of the Target containing an explanatory statement in respect of the Scheme (the "**Scheme Document**") and against any resolution to adjourn the Court Meeting or the GM or to amend the Scheme or Acquisition or which, if passed, is likely to result in any condition of the Scheme or Acquisition not being fulfilled or which is likely to impede or frustrate the Scheme or Acquisition in any way or prevent the Scheme or Acquisition from becoming effective;

(b) we undertake to each member of the Consortium to exercise or procure the registered holder to exercise, all rights attaching to the Relevant Securities to requisition or join in the requisitioning of any general meeting of the Target for the purposes of voting on any resolution referred to under Clause 4.1(a) above, or to require the Target to give notice of any meeting, in accordance with WOS's instructions; and

(c) without prejudice to Clause 4.1(a), we shall, after the posting of the Scheme Document to the Target's shareholders, and without prejudice to our right to attend and vote in person at the Court Meeting and the GM:

(i) return, or procure the return of, the signed forms of proxy enclosed with the Scheme Document or the equivalent documents relevant to the voting of depositary receipts in the Target, (completed, signed and voting in favour of the Scheme and the Resolutions (including the Scheme Reorganisation Resolutions), in accordance with the instructions printed on the forms of proxy (or relevant equivalent document) as soon as possible and in any event within seven Business Days after the date of posting of the Scheme Document; and

(ii) not revoke or withdraw the forms of proxy (or relevant equivalent document) once they have been returned in accordance with Clause 4.1(c)(i).

4.2 In the event that we acquire any interest in Relevant Securities after the date of this undertaking, the obligations in Clause 4.1 shall apply in relation to those securities save that the obligation in Clause 4.1(c)(ii) shall apply from the date of acquisition by us of such Relevant Securities.

4.3 Our obligations under this Clause 4 are conditional on the terms of the Scheme Document being consistent in all material respects: (a) with the Acquisition and the Reorganisation (as described above); and (b) as it relates to consideration, the Rollover and conditionality, with the Transaction Agreement and the Announcement, subject only to any differences we have consented to in writing (such consent not to be unreasonably withheld).

5. Offer

5.1 We acknowledge that the Consortium has reserved the right to implement the Acquisition by way of an Offer with the consent of the Target.

5.2 Unless and until the obligations under this undertaking lapse in accordance with Clause 11 and subject to Clause 2.1, Clause 5.4 and Clause 5.5, in the event that the Acquisition is implemented by way of an Offer, we confirm and agree that this undertaking shall continue to be binding in respect of the Relevant Securities and all references to the Scheme shall, where the context permits, be read as references to the Offer.

5.3 In particular, if the Acquisition is implemented by way of an Offer, references in this undertaking to:

(a) voting (or procuring the voting) in favour of the Scheme and the resolutions to be proposed at the Court and/or shareholder meetings in person or by proxy shall be read and construed as accepting the Offer, which acceptances in such circumstances shall be tendered as soon as possible and in any event by no later than 3:00 pm (London time) on the fifth Business Day after despatch to Target shareholders of the formal document containing the full terms and conditions of the Offer (the "**Offer Document**") and not withdrawing, or procuring the withdrawal of acceptances in respect of the Relevant Securities;

(b) the Scheme becoming effective shall be read as references to the Offer becoming unconditional;

(c) the Scheme lapsing or being withdrawn shall be read as references to the withdrawal, closing or lapsing of the Offer; and

(d) the Scheme Document shall be read as references to the Offer Document.

5.4 Our obligations under this Clause 5 are conditional on our being satisfied (acting reasonably) that the Offer has been structured such that:

(a) we are still able to participate in the Rollover;

(b) the Reorganisation will still be implemented on substantially similar terms;

(c) following completion of the Offer and implementation of the Reorganisation, we will be a shareholder of RPL and we and all other shareholders of RPL will be bound by the SHA on substantially similar terms; and

(d) we, or any of our Affiliates, will not be in a materially worse tax position than we would have been in had the Acquisition been implemented via the Scheme.

5.5 Our obligations under this Clause 5 are also conditional on the terms of the Offer Document being materially consistent with the Transaction Agreement and the Announcement, subject only to any differences we have consented to in writing (such consent not to be unreasonably

withheld) or where the inconsistency solely arises by reason of the Acquisition being implemented by Offer rather than by Scheme.

6. Dealings in Relevant Securities

We undertake to each member of the Consortium that we will not, other than in favour of WOS, Canada Pension Plan Investment Board ("**CPPIB**") or any of their respective wholly-owned subsidiaries or Affiliates, pursuant to the Scheme or Offer itself or pursuant to the Reorganisation itself, prior to: (i) the withdrawal or lapsing of the Scheme in accordance with the terms of the Transaction Agreement; (ii) the termination of the Transaction Agreement; or (iii) the lapsing of these undertakings in accordance with Clause 11 (whichever is earlier) without the written consent of WOS:

(a) sell, transfer, charge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, charging or other disposition or creation or grant of any other encumbrance or option of or over all or any of the Relevant Securities or interest in any Relevant Securities except pursuant to the Transaction, or accept any other offer in respect of all or any Relevant Securities;

(b) purchase or otherwise acquire (or encourage any other person to so deal in, purchase or acquire other than in accordance with the terms of the Transaction) any other securities in the Target or any interest therein or rights to acquire or subscribe for securities in the Target (including any options or derivatives), other than to the extent that they will become Relevant Securities in accordance with the terms of this undertaking;

(c) enter into any undertaking or agreement with any third party relating to any Relevant Securities or any interest in them, including (without limitation) any agreement that could prevent us from complying with our obligations under Clause 7 below;

(d) restrict, constrain or remove our ability to control the exercise of all rights attaching to, including voting rights of, the Relevant Securities, whether conditionally or unconditionally; or

(e) other than pursuant to the Transaction, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise:

    (i) to do all or any of the acts referred to in Clauses (a) to (d) (inclusive) above; or

    (ii) which would or might restrict or impede us voting in favour of the Scheme or accepting the Offer, or be otherwise prejudicial to, the Transaction in respect of the Relevant Securities,

and for the avoidance of doubt, references in this Clause 6 to any agreement, arrangement or obligation shall include any such agreement, arrangement or obligation whether or not subject to any conditions, or which is to take effect upon or following withdrawal or lapsing of the Scheme and/or the termination of the Transaction Agreement, or upon or following this undertaking ceasing to be binding, or upon or following any other event.

7. Electing to participate in the Rollover

7.1 Unless and until this undertaking lapses in accordance with Clause 11, we irrevocably undertake (whether implemented by way of a Scheme or an Offer, but subject always to Clause 5.4 in the case of an Offer) to each member of the Consortium to:

(a) validly elect to participate in the Rollover in respect of all of the Relevant Securities, including by duly completing, signing and delivering to the Consortium a written notice, in the form to be set out in the Scheme Document (a "**Rollover Election Notice**") stating such election, provided that the Rollover Election Notice is received by the Consortium no later than five Business Days prior to the Court Meeting (the "**Rollover Election Deadline**"); and

(b) subject to the terms of the Scheme, not revoke, withdraw, vary or amend such election without the prior written consent of the Consortium.

8. The Reorganisation

8.1 Unless and until this undertaking lapses in accordance with Clause 11, we irrevocably undertake to each member of the Consortium to:

(a) vote in favour of any shareholder resolutions and/or vote in favour of any class consent and/or give any consent to the holding of general meetings on short notice in relation to the following steps in the Legal Reorganisation Steps Plan (provided that such matters occur as part of the GM and prior to entry into the Reorganisation Deed as set out in the Legal Reorganisation Steps Plan):

(i) the variation of the Class C shares of the Target to have the same or substantially equivalent rights to the Class A shares of the Target;

(ii) the variation of the articles of association of the Target to permit non-pro rata distribution to facilitate the distributions contemplated by step 7(c) of the Legal Reorganisation Steps Plan; and

(iii) the variation of the articles of association of the Target to permit the implementation of the "Appointer Structure" for compliance with the rule under Section 13 of the Canada Pension Plan Investment Board Regulations, SOR/99-190 that CPPIB may not, directly or indirectly, invest in the securities of a corporation to which are attached more than 30% of the votes that may be cast to elect the directors of that corporation,

(the "**Scheme Reorganisation Resolutions**");

(b) enter into each of the SHA and the Reorganisation Deed; and

(c) subject to Clause 8.2, cooperate with each member of the Consortium in connection with obtaining clearance from the Competition Commission of India under the Competition Act, 2002 that is necessary to satisfy the Indian Competition Approval (as defined in the Transaction Agreement) to the Transaction (the "**Clearance**"), including by:

(i) providing, in a timely manner, such information and such assistance as may be reasonably required for the purposes of preparing and making any filings, notifications or submissions to the Competition Commission of India as are necessary or expedient in connection with obtaining the Clearance, taking into account all applicable waiting periods;

(ii) promptly making any filings, notifications or submissions that we are required to make to the Competition Commission of India in connection with the Clearance;

(iii) promptly providing to each member of the Consortium copies of any material correspondence and material communications (including, in the case of material non-written communications, reasonably detailed summaries of such communications) received by us from the Competition Commission of India in connection with the Clearance; and

(iv) where reasonably requested by each member of the Consortium, making available appropriate representatives for meetings, hearings and calls with the Competition Commission of India in connection with obtaining the Clearance.

8.2 Nothing in these undertakings shall require us to provide any information to the Consortium or the Competition Commission of India:

(a) that is not strictly necessary in order to achieve the Clearance (noting that, if it is unclear whether information is strictly necessary, we will work with the Consortium and your advisers, who may reasonably need to consult directly with the Competition Commission of India, to determine this);

(b) that is not in our possession or reasonably obtainable by us which, for the avoidance of doubt, could include information relating to Tokyo Electric Power Company or Chubu Electric Power, although if any such information is required by the Competition Commission of India for grant of its approval we will use all reasonable endeavours to obtain it; or

(c) which we are not permitted to provide pursuant to Applicable Law as defined in the Transaction Agreement or contractual obligation or which is subject to any legal privilege in favour of us (provided that we shall use all reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions or jeopardize such legal privilege).

9. Shareholder Actions

9.1 Prior to: (i) the withdrawal or lapsing of the Scheme; (ii) the termination of the Transaction Agreement; or (iii) the lapsing of these undertakings in accordance with Clause 11 (whichever is earlier), we will not, in any capacity as a shareholder, without the consent of WOS, requisition solely or jointly, any general or class meeting of the Target.

9.2 Prior to: (i) the withdrawal or lapsing of the Scheme; (ii) the termination of the Transaction Agreement; or (iii) the lapsing of these undertakings in accordance with Clause 11 (whichever is earlier), we will exercise or procure the exercise, by proxy or in person, of the votes attaching to the Relevant Securities in respect of any resolution proposed at any general or class meeting of the Target, or at any adjournment thereof (a "**Relevant Resolution**"):

(a) in favour of any such resolution the passing of which is necessary to fulfil any condition of the Scheme;

(b) against any such resolution whose passing is required in connection with any offer for Target securities that is made by a person other than the Consortium, CPPIB or any of their respective wholly-owned subsidiaries or Affiliates; and

(c) against any such resolution which, if passed, might result in any condition of the Scheme not being fulfilled or which might impede or frustrate the Scheme in any way.

We acknowledge and accept that any resolution to adjourn a general or class meeting of the Target whose business includes the consideration of a Relevant Resolution, and a resolution to amend a Relevant Resolution, is also a Relevant Resolution.

10. Disclosure

10.1 We consent to the issue of the Announcement substantially in the form set out in Annex 2.

10.2 We understand and accept that, if the Acquisition is made, this undertaking, the SHA and the Reorganisation Deed will be made available for inspection during the Scheme and that particulars of it will be contained in the Scheme Document.

10.3 We undertake to provide to WOS on written request within a reasonable period all such further information at our disposal in relation to our interests, and those of any person connected with us, in securities of the Target as WOS may reasonably require in order to comply with any legal or regulatory requirements for inclusion in the Scheme Document (or any other document reasonably required in connection with the Scheme), and we will notify WOS in writing of any material change in the accuracy or import of any information previously supplied to WOS by us as soon as reasonably practicable.

11. Lapse of Undertaking

11.1 Notwithstanding any other provision of this undertaking, all our obligations under this undertaking shall lapse and shall cease to have any effect if:

(a) the Transaction Agreement has not been executed by all parties thereto in the form set out in Annex 1 and a copy provided to us on or before 8:00 am (London time) on 12 August 2026 or such later time and date as the Target, the Consortium and we may agree in writing;

(b) the Announcement has not been made on or before 8:00 am (London time) on 12 August 2026 or such later time and date as the Target, the Consortium and we may agree in writing;

(c) the Transaction Agreement is amended or varied without our prior written consent (such consent not to be unreasonably withheld);

(d) the Transaction Agreement is terminated by any party thereto prior to the completion of the Scheme or Offer;

(e) the Scheme Document is published in a form that is not consistent in all material respects (i) with the Acquisition and the Reorganisation (as described above); and (ii) as it relates to consideration, the Rollover and conditionality, the Transaction Agreement and the Announcement, subject only to any differences we have consented to in writing (such consent not to be unreasonably withheld);

(f) the Consortium announces that it does not intend to make or proceed with the Transaction either on the terms set out in the Transaction Agreement and the Announcement or at all;

(g) the Scheme lapses or is withdrawn provided that this Clause 11.1(g) shall not apply where the Scheme is withdrawn or lapses solely as a result of the Consortium exercising its right to implement the Acquisition by way of an Offer rather than a Scheme;

(h) if the Acquisition is implemented by way of an Offer, the Offer Document is published in a form which is not consistent in all material respects with the Transaction Agreement and the Announcement, or is amended, varied or supplemented, such that

as amended, varied or supplemented, it is not consistent in all material respects with the Transaction Agreement and the Announcement, other than with our prior written consent (such consent not to be unreasonably withheld) or where the inconsistency solely arises by reason of the Acquisition being implemented by Offer rather than by Scheme;

(i) the Scheme has not become effective, or if applicable the Offer has not become unconditional in all respects, by 5:30 pm (London time) on the later of (i) 31 March 2027 and (ii) 95 days following the publication of the Scheme Document, or such later time or date as the Target, the Consortium and we may agree in writing;

(j) any competing offer for the entire issued and to be issued share capital of the Target is declared unconditional or, if proceeding by way of a scheme of arrangement, becomes effective in accordance with its terms; or

(k) the SHA and the Reorganisation Deed have not been executed by all parties thereto substantially in the form set out in Annex 4 and Annex 5 respectively on the date that the Scheme becomes effective or such other date as agreed in writing by the Target, the Consortium and us.

11.2 If this undertaking lapses, we shall have no claim against each member of the Consortium and each member of the Consortium shall have no claim against us, including in relation to any prior breach(es).

11.3 If this undertaking lapses, Clause 11.2, Clauses 14.4 to 14.6 and Clause 15 shall continue in effect.

12. Power of Attorney

We hereby irrevocably and by way of security for the performance of our obligations set out in this undertaking appoint WOS and any director of WOS and/or Bill Rogers (as an authorised representative of WOS) severally to be our attorney, if we do not perform our obligations under this undertaking when due, to:

(a) execute as a deed and deliver on our behalf forms of proxy to be issued with the Scheme Document in respect of the Relevant Securities; and

(b) sign, execute and deliver:

(i) any documents as may be necessary for or incidental to the voting in favour of the Scheme in respect of the Relevant Securities, and/or for giving full effect to Clauses 4 and 7 of this undertaking; and

(ii) the SHA and the Reorganisation Deed.

We agree this appointment is irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 until: (x) we have signed, executed and delivered the documents referred to in Clauses (a) and (b) above in accordance with the terms of this undertaking; (y) this undertaking lapses in accordance with Clause 11; or (z) any power of attorney granted under the Scheme Document is exercised on behalf of us in respect of the Relevant Securities, (in each case, at which point this power of attorney shall be automatically revoked without further action by us).

13. Confidentiality

We understand that the information you have given to us in relation to the Transaction must be kept confidential until the Announcement is released or the information has otherwise become publicly available. Before this time, we will not, on the basis of this information, enter into a

transaction, place an order to trade, cancel or amend an order which has already been made or engage in any other activity or behaviour which would amount to market manipulation and agree to comply with the insider dealing provisions set out in Part V of the Criminal Justice Act 1993 (as amended).

14. General

14.1 Without prejudice to Clauses 11.1(a) and/or 11.1(b), we acknowledge and accept that nothing in this undertaking obliges the Consortium to announce or make the Acquisition or undertake the Transaction.

14.2 We acknowledge and accept that time shall be of the essence as regards any time, date or period mentioned in this undertaking or extended by mutual agreement.

14.3 We confirm that we fully understand our obligations hereunder and the consequences of entering into those obligations. We understand and agree that, if we fail to vote in favour of the Scheme, participate in and implement the Reorganisation, enter into the SHA and/or the Reorganisation Deed in accordance with our obligations in this undertaking, or if we are otherwise in breach of those obligations, an order of specific performance may be the only adequate remedy.

14.4 Nothing in this undertaking is intended to confer on any person any right to enforce any term of this undertaking which that person would not have had but for the Contracts (Rights of Third Parties) Act 1999.

14.5 This undertaking and any non-contractual obligations arising out of or in connection with it will be governed by and construed in accordance with English law.

14.6 The English courts have exclusive jurisdiction to settle any dispute, claim or controversy arising out of or in connection with this undertaking (including a dispute, claim or controversy relating to any non-contractual obligations arising out of or in connection with this undertaking) and we irrevocably submit to the exclusive jurisdiction of the English courts for all purposes in relation to this undertaking.

15. Interpretation

15.1 In this undertaking:

(a) references to "**Business Days**" mean a day, other than a Saturday, Sunday or public holiday when banks are open for business in London or Amsterdam;

(b) the expressions "**the Scheme**", "**the Offer**" and "**the Acquisition**" shall be construed *mutatis mutandis* as including any amended, revised, extended, improved, increased, additional or other offer or offers made, or scheme or schemes proposed, by or on behalf of WOS for, or in relation to, the securities of the Target, to the extent that such amendment, revision, extension, improvement, increase or other change: (i) is consistent in all material respects with the Reorganisation (as described above); and (ii) relates only to the consideration and the Rollover, with each being at least as favourable to shareholders of the Target as the terms set out in the Announcement , in the opinion of both: (A) the Consortium's and Target's financial advisers; and (B) the special committee comprising all independent directors of the Target established by the Target's board of directors for the purposes of considering, negotiating and implementing the Acquisition;

(c) “**Relevant Securities**” means all Target shares and securities in which we are interested and including any other securities in Target issued after the date hereof and attributable to or derived from such securities;

(d) an “**interest**” in shares or securities has the same meaning in this undertaking as it does for the purposes of section 820 and sections 822-825 of the CA 2006;

(e) references to **“Affiliates”** mean, in relation to any person (the **relevant person**): (i) any person Controlled by the relevant person (whether directly or indirectly); (ii) any person Controlling (directly or indirectly) the relevant person; (iii) any person Controlled (whether directly or indirectly) by any person Controlling the relevant person, but in respect of CPPIB and WOS and/or its other Affiliates, shall exclude the members of the CPPIB or WOS group and any and all of their respective portfolio companies which are not 100 per cent owned and Controlled by them;

(f) references to “**Control**” mean, in relation to any person (being the Controlled Person), being: (i) entitled to exercise, or control the exercise of (directly or indirectly) more than 50 per cent of the voting power at any general meeting of the shareholders, members or partners or other equity holders (and including, in the case of a limited partnership, of the limited partners of) (or in the case of a trust, of the beneficiaries thereof) in respect of all or substantially all matters falling to be decided by resolution or meeting of such persons; or (ii) entitled (including by virtue of the provisions contained in the constitutional documents of the Controlled Person or pursuant to applicable governance rights or delegated authority in respect of such Controlled Person) to appoint or remove or control the appointment or removal of: (1) directors on the Controlled Person’s board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than 50 per cent of the voting power at meetings of that board or governing body in respect of all or substantially all matters; (2) any managing member of such Controlled Person; (3) in the case of a limited partnership, its general partner; and/or (4) in the case of a trust, its trustee and/or manager; and

(g) any reference to a time, date or period is a reference to London time.

15.2 The headings and sub-headings in this undertaking are for convenience only and shall not affect its interpretation.

15.3 Unless the context otherwise requires, words denoting the singular shall include the plural and vice versa.

IN WITNESS of which this undertaking has been executed as a **deed** and has been delivered and takes effect on the date first above written on page 1.

Schedule 1

Interests in Target

Our “interests” in the Target on the date of this undertaking are as follows:

(1) Depositary Receipts

Number of Relevant Securities	**Class**	**Registered holder**	**Beneficial owner**	**Where we are not the registered holder or beneficial owner, the nature of our interest (e.g. discretionary fund or investment manager)**
Six depositary receipts in respect of 28,524,255 Target Shares	Depositary receipts representing Class A Ordinary Shares of the Target	JERA Power RN B.V.	JERA Power RN B.V.	N/A

EXECUTED as a deed by
JERA POWER RN B.V. acting by

____

and

____
acting under the authority of that Company

Annex 1

Transaction Agreement

Annex 2

Announcement

Annex 3

Legal Reorganisation and Legal Steps Plans

Annex 4

Reorganisation Deed

Annex 5

SHA